

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 13, 2017

Richard L. Simons
President and Chief Executive Officer
Hardinge Inc.
One Hardinge Drive
Elmira, New York 14902-1507

> **Re:** **Hardinge Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 27, 2017**
> **File No. 001-34639**

Dear Mr. Simons:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     /s/ Amanda Ravitz

     Amanda Ravitz
     Assistant Director
     Office of Electronics and Machinery

cc: David J. Murray, Esq.
       Phillips Lytle LLP